Exhibit 99.1

Final version

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

March 17, 2026

In Zapopan, Jalisco, United Mexican States; at 9:00 a.m. on March 17, 2026, at the registered office of BETTERWARE DE MÉXICO, S.A.P.I. DE C.V. (the “Company”), the Company’s shareholders met for the purpose of holding an Ordinary General Shareholders’ Meeting (the “Meeting”); to which they were duly summoned in accordance with the provisions of the Company’s bylaws and pursuant to the notice published in the Electronic Publication System for Commercial Companies of the Ministry of Economy on February 27, 2026, a copy of which is attached to the minutes of the Meeting as Annex A. The presence of Alejandro Wiechers Lazo and Juan Pablo Campero Calzada is hereby noted, who attended the Meeting as special guests.

In accordance with the provisions of Articles Eighteen and Thirty-Four of the Company’s bylaws, Mr. Luis Germán Campos Orozco, in his capacity as Executive Chairman of the Board of Directors (the “Chairman”), served as Chairman of the Meeting; and Mr. Reynaldo Vizcarra Méndez acted as secretary of the Meeting, having been appointed by those present in the absence of the secretary of the Company’s Board of Directors (the “Secretary”), in accordance with the provisions of Article Thirty-Four of the Company’s bylaws.

The Chairman appointed Alejandro Wiechers Lazo and Juan Pablo Campero Calzada as scrutineers of the Meeting (the “Scrutineers”), who, after accepting their appointment, examined the documents evidencing shareholder status and/or the corresponding powers of attorney, which are attached to the file compiled for these Meeting minutes as Annex B, and prepared the attendance list attached to these minutes as Annex C, certifying that 19,597,829 (nineteen million five hundred ninety-seven thousand eight hundred twenty-nine) shares out of the 37,243,920 (thirty-seven million two hundred forty-three thousand nine hundred twenty) subscribed and paid-up shares of the Company’s capital stock, corresponding to 52.62% (fifty-two point sixty-two percent) of the Company’s subscribed and paid-up capital stock, as listed below, together with the Federal Taxpayer Registry numbers of those shareholders of the Company who are tax residents of the United Mexican States, in compliance with the provisions of Section V of Subsection B of Article 27 of the Federal Tax Code and the attendance list attached to these minutes as Annex C.

Shareholders	Series “A” Shares
Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, acting solely and exclusively as trustee of Trust No. 5616 Tax ID: BIN940223KE0 Represented by: Francisco Javier Zenteno Gómez	19,597,829
Total:	19,597,829

Based on the certification of the Scrutineers, and pursuant to the provisions of Clause Thirty-Six of the Company’s Articles of Incorporation and Article 189 of the General Law of Commercial Companies, the Chairman declared the Meeting legally convened and proceeded to read the following:

Agenda

I. Proposal for discussion and, if applicable, approval and ratification of a share purchase agreement (the “Agreement”), the ancillary documents, and the execution of the transactions contemplated in said documents.

II. Proposal for discussion and, if applicable, approval of an increase in the variable portion of the Company’s capital stock, in connection with the Agreement.

III. Proposal for discussion and, if applicable, approval of the negotiation and execution of the financing documents and the execution of the transactions contemplated in said documents

IV. Appointment of Special Delegates to carry out the resolutions adopted by the Meeting.

The agenda for the Meeting was approved by the represented shareholder, who then proceeded to discuss each item on the Meeting’s agenda as follows:

I. Proposal for discussion and, if applicable, approval and ratification of a share purchase agreement (the “Agreement”), the ancillary documents, and the execution of the transactions contemplated in said documents.

In addressing the first item on the agenda, the Chairman of the Meeting informed those present that on January 19, 2026, after having been approved by the Board of Directors, he entered into, in his capacity as buyer, a share purchase agreement (the “Share Purchase Agreement” or “SPA”) with Tupperware Services México, S. de R.L. de C.V., as seller and representative of the sellers (“TSM” or “Seller’s Representative”), Premiere Brands International Coöperatief U.A. (“Coöperatief”), Tupperware Brands Americas B.V. (“Brands Americas B.V.”), and Latin America Investments, Inc. (“Investments” and, together with TSM, Coöperatief, Brands Americas B.V., and Investments, the “Sellers”), for the purpose of acquiring one hundred percent (100%) of the shares representing the capital stock of Dart, S.A. de C.V. (“Dart Mexico”), Dart do Brasil Industria e Comercio Ltda. (“Dart Brazil”), and Cav Sul Centro de Apoio de Vendas de Produtos Pessoais e Artigos para Lar Ltda. (“Cav Sul” and, together with Dart Mexico and Dart Brazil, the “Companies”). The Chairman further noted that, pursuant to the Share Purchase Agreement, once all conditions precedent set forth therein are satisfied, the Company will enter into various agreements and take various actions to complete the transactions related to the acquisition of the Companies (the “Transaction”), including, among others, a license agreement (the “License Agreement”), an escrow agreement (the “Escrow Agreement”), a manufacturing agreement (the “Manufacturing Agreement”), and a mold purchase agreement (the “Mold Purchase Agreement”), therefore, in accordance with clause 6.3 of the Share Purchase Agreement, Article 35 and other applicable provisions of the bylaws, it is necessary to approve and ratify the execution of the Share Purchase Agreement, and for the Company to take the necessary and/or appropriate actions to carry out the Transaction, including the execution, among others, of the aforementioned agreements.

Having discussed the foregoing, the represented shareholder adopted the following:

Resolutions

It is resolved to ratify and approve the Share Purchase Agreement dated January 19, 2026, entered into by the Company, the Sellers, and the Companies to carry out the Transaction on the Closing Date (as such term is defined in the SPA).

It is resolved to approve the execution, ratification, execution, signing, and/or performance of all types of agreements (including, without limitation, amendment agreements), contracts, instruments, documents, agreements, notices, annotations, certificates, instructions, annexes, acts, and/or general proceedings related to or arising from the SPA and/or any of the documents mentioned in said contract, and/or that are convenient, necessary, or required to fulfill the Company’s obligations under the SPA and to carry out the transactions contemplated therein and/or in any of the documents mentioned in said agreement, including the delivery, in lieu of payment, of shares representing the Company’s capital stock to be subscribed by the Sellers pursuant to the SPA, as well as all acts, instruments, certificates, agreements, and documents related thereto, whether or not currently contemplated, whether public or private, as may be convenient, necessary, arising from, related to, or resulting from the execution and consummation of the SPA, including, but not limited to, the SPA itself, the License Agreement, the Manufacturing Agreement, the Escrow Agreement, the Mold Purchase Agreement, among others (as they may be amended, restated, supplemented, or otherwise modified from time to time), as well as any other ancillary document to the SPA or any of the foregoing in accordance with their terms, and all waivers, amendments, supplements, additions, modifications, or extensions thereof set forth in writing.

It is hereby resolved to authorize Messrs. Luis Germán Campos Orozco, Andrés Campos Chevallier, and/or Santiago Campos Chevallier, and any other attorney-in-fact with sufficient authority, to exercise, interchangeably, the powers previously granted by the Company in their favor and to execute, on behalf of the Company, each and every one of the documents indicated in the foregoing resolution.

It is hereby resolved to ratify each and every act and document entered into and/or signed, jointly or separately, by the attorneys-in-fact named herein in the exercise of their powers to represent the Company.

II. Proposal for discussion and, if applicable, approval of an increase in the variable portion of the Company’s capital stock, in connection with the Agreement.

In addressing the second item on the agenda, the Chairman of the Meeting explained that, in accordance with the terms set forth in the Share Purchase Agreement, the Company undertook to pay a portion of the price for the Companies by delivering to the Sellers shares representing the Company’s capital stock (the “Stock Consideration”), and therefore proposes to carry out an increase in the variable portion of the Company’s capital stock in the amount of $619,034,500.00 (six hundred nineteen million thirty-four thousand five hundred Mexican Pesos) resulting from converting to Mexican Pesos the amount agreed upon under the SPA of USD35,000,000.00 (thirty-five million dollars 00/100, legal tender of the United States of America), at the exchange rate for settling foreign currency-denominated obligations payable in the Mexican Republic published by the Bank of Mexico in the Official Gazette of the Federation on January 19, 2026, and, therefore, issue the number of treasury shares necessary to deliver to the Sellers on the Closing Date the number of shares resulting from dividing the amount of the capital increase by the VWAP, agreed upon in the SPA, with a value of US$15.6171 in accordance with the exchange rate mentioned above. The foregoing is on the understanding that, under the terms set forth in the SPA, such shares may only be subscribed to by the Sellers on the Closing Date and that the subscription amount thereof will be settled through an offset between the Company and the Sellers of said subscription amount and the purchase price to be paid for the acquisition of the Companies, in accordance with the terms set forth in the offset agreement (the “Offset Agreement”) to be entered into between said parties on the Closing Date, a copy of which is attached hereto as Annex D.

Having discussed the foregoing, the represented shareholder adopted the following:

Resolutions

It is resolved to approve an increase in the variable portion of the Company’s authorized capital stock, in the amount of $619,034,500.00 (six hundred nineteen million thirty-four thousand five hundred Mexican Pesos), resulting from the conversion into Mexican Pesos of the amount agreed upon under the SPA of USD35,000,000.00 (thirty-five million dollars 00/100, legal tender of the United States of America), at the exchange rate for settling foreign currency-denominated obligations payable in the Mexican Republic published by the Bank of Mexico in the Official Gazette of the Federation on January 19, 2026.

It is hereby resolved to approve, following the cancellation of 72,626 (seventy-two thousand six hundred twenty-six) treasury shares previously issued by the Company, the issuance of a total of 2,241,133 (two million two hundred forty-one thousand one hundred thirty-three) new shares to be held in the Company’s treasury so that, in accordance with Articles 3. Section IX, Article 8, and the third paragraph of Article 9 of the bylaws, be subscribed solely by the Sellers on the Closing Date of the Transaction and delivered on said date in fulfillment of the share payment obligation assumed by the Company in the SPA.

It is resolved to approve that, in the event that, for any reason, the Transaction is not completed, the authorized capital increase and the issuance of the new treasury shares shall be automatically canceled without the need for an additional corporate resolution.

It is hereby resolved to approve that, on the Closing Date, without the need for an additional corporate resolution, the capital increase be formalized, the treasury shares issued by the Company pursuant to the foregoing resolution be issued and delivered, and such shares be subscribed for and paid for, under the terms set forth in the SPA and the Offset Agreement through an offset between (i) the amount of the purchase price owed by the Company to the Sellers, payable in shares for the acquisition of the Companies, and (ii) the subscription amount owed by the Sellers to the Company.

It is hereby resolved to authorize the Board of Directors or the person designated by it to carry out, on the Closing Date, all acts necessary to issue and register, in book-entry form, the shares corresponding to the approved authorized capital increase, as well as to perform the acts, entries, and registrations that may be necessary and appropriate to register the Sellers as shareholders in the Company’s share register and/or the records maintained by Continental Stock Transfer, in its capacity as the Company’s transfer agent, for the purpose of carrying out the transactions authorized by the Meeting.

Pursuant to the foregoing, the Company’s share capital is composed, effective as of this date, as follows:

Share Capital	Total
Fixed Capital	$50,000.00
Variable Capital	$321,262,389.00
Shares subscribed and paid in	37,243,920
Increase in Authorized Capital Stock	$619,034,500.00
Treasury shares	2,241,133

III. Proposal for discussion and, if applicable, approval of the negotiation and execution of the financing documents and the execution of the transactions contemplated in said documents.

In addressing the third item on the agenda, the Chairman of the Meeting explained that in connection with the Transaction, the Company, in its capacity as borrower, will enter into a simple credit facility agreement (the “Credit Agreement”), for a total principal amount that in no event may exceed 86% (eighty-six percent) of the Acquisition Price (as such term is defined in the Credit Agreement), with one or more financial institutions acting as lenders, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, acting as structuring agents and bookrunners (under that or any other name assigned to them in the Credit Agreement) and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Fiduciary Division, 311464 HBMX Branch, solely and exclusively as administrative and collateral agent (the “Agent,” under that or any other name assigned to it in the Credit Agreement) and various agreements (including, without limitation, amendment agreements), instruments, letters, certificates, and documents in general, arising from and related to, and including the Credit Agreement and the Credit Documents (as such term is defined in the Credit Agreement) and, therefore, it is necessary to approve the negotiation, execution, execution, and signing of the Credit Agreement, the Credit Documents, as well as, in general, all actions necessary and/or convenient or required to formalize and/or perfect the transactions contemplated therein.

Having discussed the foregoing, the represented shareholder adopted the following:

Resolutions

It is hereby resolved and approved that the Company shall negotiate, enter into, execute, and sign (i) the Credit Agreement (whether by that name or any other); (ii) a certain share pledge agreement (by that or another name) (the “Mexican Share Pledge Agreement”), regarding the shares representing the capital stock of Dart Mexico, to be entered into by the shareholders of Dart Mexico, including, if applicable, the Company, as pledgors, and the Agent, as pledgee, with the appearance and acknowledgment of Dart Mexico; (iii) a certain Brazilian share pledge agreement (by that or another name) (and/or any analogous agreement and/or arrangement applicable in such jurisdiction) (the “Brazilian Share Pledge Agreement”) regarding the shares representing the capital stock of Dart Brazil and Cav Sul, to be entered into by the shareholders of such Brazilian companies, including, if applicable, the Company, as pledgors, and the Agent, as pledgee, with the appearance and acknowledgment, if applicable, of Dart Brazil and Cav Sul; (iv) a certain surety agreement (by that or another name) (the “Surety Agreement”), to be entered into by Dart Brazil and Cav Sul, as principal obligors and guarantors, and the Agent; (v) one or more promissory notes (the “Promissory Notes,” and together with the Credit Agreement, the Mexican Share Pledge Agreement, the Brazilian Share Pledge Agreement, and the Surety Agreement, the “Credit Documents”), as such documents are executed by the Company, as borrower, and, where applicable, as guarantor by those affiliates of the Company in their capacity as joint and several obligors in favor of the lenders; and (vi) all contracts, agreements, letters, promissory notes, endorsements, documents, instructions, applications, notices, irrevocable powers of attorney, and instruments arising from, related to, and/or ancillary to the Credit Agreement and/or the Credit Documents, as the case may be, as well as any other document arising from or related to them, whether or not currently contemplated, including, without limitation, amendment agreements, substitution agreements, restatement agreements, contribution agreements, commission letters, waivers, instruments, or certificates that must be executed, signed, and/or delivered by the Company in accordance with any of the contracts, agreements, letters, credit instruments, promissory notes, endorsements, documents, notices, instructions, irrevocable powers of attorney, and instruments described above and as they may be amended in whole or in part, amended, or otherwise modified from time to time, together with the Credit Documents, the “Transaction Documents,” whether public or private, as well as to take any actions necessary, appropriate, or required by competent authorities for the purpose of formalizing the Transaction Documents and/or perfecting the transactions contemplated therein.

It is hereby resolved to authorize Messrs. Luis Germán Campos Orozco, Andrés Campos Chevallier, and/or Santiago Campos Chevallier (collectively, the “Attorneys-in-Fact” and each, an “Attorney-in-Fact”), so that, making use of the powers and authority previously conferred upon them by the Company in their favor, by means of Public Deed No. 73,534 dated May 6, 2025, executed before José Luis Villavicencio Castañeda, Notary Public No. 218 of Mexico City, duly registered in the Public Registry of Property and Commerce of Guadalajara, Jalisco, under electronic commercial folio number 15416; on behalf of and in the name of the Company, execute, grant, execute, and sign, whether privately and/or before a notary public (in each case, as applicable), each and every one of the Transaction Documents.

It is hereby resolved to ratify each and every act and document entered into and/or signed, jointly or separately, by the Attorneys-in-Fact designated herein in the exercise of their powers of representation on behalf of the Company.

IV. Appointment of special delegates to formalize the resolutions adopted at the Meeting.

Finally, the Chairman of the Meeting opened for discussion the last item on the agenda to appoint special delegates to implement and formalize the resolutions adopted at the Meeting.

In light of the foregoing, the represented shareholder, after discussion, adopted the following:

Resolution

It is hereby resolved to authorize Luis Germán Campos Orozco, Andrés Campos Chevallier, José Raz Guzmán Castro, Arturo Pérez Estrada, Humberto Molina González, Fernando Alamilla Torres, Eugenio Ballesteros Wise, and/or Mauricio Garibaldi Bustamante, as appropriate, (i) if necessary, appear before a notary public of their choice to have the contents of this Meeting recorded in whole or in part; (ii) if necessary, register its contents in the applicable Public Registry of Commerce; (iii) transcribe the text of this Meeting into the corresponding minutes book; (iv) request certified copies of the public instrument; and/or (v) generally carry out any and all acts they deem necessary to complete and formalize any of the resolutions approved herein.

It is hereby noted that from the beginning to the end of this Meeting, all of the shares listed in the Meeting Attendance List were represented.

The following are attached as appendices to these minutes of the Meeting:

Appendix A Notice of the Meeting published in the Electronic Publication System for Commercial Companies.

Appendix B Documents certifying shareholder status or the corresponding powers of attorney.

Appendix C Attendance List for the Meeting.

Appendix D Offset Agreement

As there were no further matters to discuss, the agenda was deemed exhausted, and the Meeting was adjourned at 10:15 a.m., following a brief recess to prepare these minutes, which were read and approved by all those present and signed by the Chair and Secretary of the Meeting.

[Signature page follows]

Chair	Secretary
Luis Germán Campos Orozco	Reynaldo Vizcarra Méndez

[Signature sheet for the minutes of the Ordinary General Shareholders’ Meeting of Betterware
de México, S.A.P.I. de C.V., dated March 17, 2026]

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